Exhibit 99.3

NEWS RELEASE

Lorus Therapeutics Reports Results for Fiscal Year 2012

TORONTO, CANADA - August 8, 2012 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Company”) a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the twelve months ended May 31, 2012. Unless specified otherwise, all amounts are in Canadian dollars.

2012 TO DATE HIGHLIGHTS

Corporate Highlights

• Subsequent to year-end in June 2012 the Company completed a private placement whereby Lorus issued 20,625,000 units consisting of one common share and one common share purchase warrant at a price of $0.32 for gross proceeds of $6.6 million. In connection with the private placement the Company paid a cash finders fee equal to 6% of the gross proceeds of the private placement and issued 1,237,500 finder’s warrants (exercisable into units) at an exercise price of $0.32 each. Following the offering the Company repaid all outstanding promissory notes and no longer has any liabilities outside of accounts payable and accruals.

• In August 2011 the Company completed a unit offering of 5,484,000 units at a price of $0.40 per unit, representing gross proceeds of approximately $2.2 million. Each unit is comprised of one common share and one common share purchase warrant.

• In June 2012 the Company received proceeds of $178 thousand on the exercise of 396 thousand warrants related to the August 2011 financing.

Drug Development Highlights

• LOR-253 Program:

• Announced the addition of MD Anderson Cancer Center as a second site in the ongoing Phase I clinical trial with Lorus’ lead small molecule and first-in-class anticancer drug LOR-253, under the direction of Dr. Jennifer Wheler as the Principal Investigator. This study, being conducted in patients with solid tumors for whom no effective therapy is available or in patients who were unresponsive to conventional therapy, is already in progress at another leading research institution, Memorial Sloan Kettering Cancer Center in New York, with Dr. Andrea Cercek as Principal Investigator and Dr. Leonard Saltz as Co-Investigator. These two sites are among the most widely recognized centers for cancer research and clinical oncology trials in the United States.

• The LOR-253 Phase I study successfully completed the accelerated drug dose escalation stage (Stage 1), with further escalation under way in the non-accelerated dose escalation stage (Stage 2) for the purpose of determining the maximum tolerated dose level and recommended Phase II dose. A favorable safety profile has been observed to this point in the trial, since dosing has exceeded 5 times the starting dose level without reaching the maximum tolerated dose.

• Presented new preclinical data for LOR-253 at the American Association for Cancer Research annual meeting supporting the treatment of lung and colon cancers with LOR-253 in combination with a variety of chemotherapy agents. The studies examined the anticancer activities of LOR-253 given in combination with approved anticancer agents at different doses and schedules. The preclinical data showed that initial treatment of non-small cell lung cancer (NSCLC) cells with chemotherapy drugs docetaxel, paclitaxel, or cisplatin, followed by treatment with LOR-253, had significant and synergistic anticancer activity compared to each of the drugs given alone.

• Announced the presentation of positive nonclinical toxicity data for LOR-253 at the Annual Meeting of the American College of Toxicology. The poster presentation detailed the results of nonclinical toxicity and toxicokinetic studies conducted with LOR-253. The studies were part of the formal safety evaluation of LOR-253 to support first-in-man clinical trials in cancer, and to determine the starting dose of LOR-253 in patients. Overall, LOR-253 had a favorable nonclinical toxicology profile in certain animal species and was well tolerated at doses higher than efficacious dose levels established in animal models of human cancers. Of significance, the data show that the effective dose could be potentially increased by a factor of eight to fifteen before observing levels of toxicity.

• Allowed composition of matter patents by the United States Patent and Trademark Office, the Canadian Patent Office and the Australian Patent Office for LOR-253. .

• IL-17E

• Entered into a global license with Genentech in respect of certain patents owned by Genentech for IL-17E. This license allows Lorus to develop IL-17E as a novel and exciting treatment for a large number of cancers. Lorus scientists were the first to discover the anticancer properties of IL-17E and the Company has patents pending for the use of IL-17E in cancer in the major world markets

• The Canadian Intellectual Property Office issued Lorus a patent for its anticancer immunotherapy agent IL-17E, protecting the use of IL-17E to treat cancer, including many different solid tumors such as colon, breast, ovarian, pancreatic, and lung cancers as well as melanoma until 2026. The patent also covers treatment of these cancers with IL-17E in combination with several approved anticancer therapeutics.

• Other Programs:

• Announced promising results obtained from preclinical studies on Lorus’ lead antimicrobial small molecule compound LOR-220. The studies examined the antibacterial activity of LOR-220 against drug sensitive and drug resistant bacteria that had been isolated from patients with bacteremia and other bacterial infections. LOR-220 showed potent antibacterial activity against a panel of 330 clinical isolates of bacteria, including Streptococcus pneumoniae, methicillin-resistant Staphylococcus aureus (MRSA), and Vancomycin-resistant enterococci (VRE) among the so-called “superbugs”. In addition, LOR-220 demonstrated higher antibacterial activity than that of Vancomycin and Linezolid, both of which are antibiotics currently used to treat serious bacterial infections. LOR-220 also significantly improved survival of mice infected with two different species of VRE, which, when left untreated, led to 100% lethality.

“We are pleased with the completion of a significant financing subsequent to the year ended May 31, 2012,” said Dr. Aiping Young, President and CEO of Lorus. “The proceeds from the financing will allow us to capitalize upon the achievements in our LOR-253 development program during the year by bringing the trial to completion as well as to initiate a development program for IL-17E. We look forward to continuing to advance our product platforms in fiscal 2013 and working towards achieving development milestones, partnerships and providing financial stability.”

FINANCIAL RESULTS

Net loss and total comprehensive loss for the year ended May 31, 2012 was $4.6 million ($0.23 per share) compared to $5.0 million ($0.38 per share) in the year ended May 31, 2011. The decrease in net loss and total comprehensive loss of $381 thousand in the year ended May 31, 2012 compared with the prior year is due primarily to a reduction in research and development expenses of $348 thousand in the current year. The decrease in research and development costs is due to reduced program expenditures relating to no further spending on our RNA-Targeted Therapies. In the prior year we incurred costs related to the development of a Phase III clinical trial protocol. The spending on our RNA-Targeted Therapies was partially redirected by higher resources allocated to the development of our small molecule program, including the LOR-253 Phase 1 clinical trial currently underway, as well as the LOR-500 discovery program.

Research and development expenses totaled $2.2 million in the year ended May 31, 2012 compared to $2.5 million during the prior year. Research and development expenses consist of the following:

	2012	2011
Program costs (see below)	$1,900	2,298
Deferred share unit costs	91	─
Stock based compensation	146	181
Depreciation of equipment	33	39
	$2,170	2,518

Program costs by program:

	2012	2011
Small molecule program	$1,900	1,672
Immunotherapy	─	─
RNA-targeted therapies	─	626
	$1,900	2,298

The decrease in research and development expenses is attributable to a reduction in program spending to $1.9 million compared with $2.3 million in the prior year and is due to no further spending on our RNA-targeted therapies, compared with $626 thousand in the prior year. Higher resources allocated to the development of our small molecule program offset this reduction, in particular the ongoing Phase I clinical trial for LOR-253 and the LOR-500 discovery program. The reduction in program expenditures is offset by higher deferred share unit costs which represent the fair value of units allocated to research and development expense issued in March 2012. No deferred share units were issued in the year ended May 31, 2011.

General and administrative expenses totaled $2.4 million for the year ended May 31, 2012 compared to $2.4 million in the prior year. General and administrative expenses consisted of the following:

	2012	2011
General and administrative excluding salaries	$1,240	1,354
Salaries	605	747
Deferred share unit costs	213	─
Stock based compensation	361	302
Depreciation of equipment	11	17
	$2,430	2,420

General and administrative expenses excluding salaries decreased during the year ended May 31, 2012 compared with the prior year. This decrease is mainly attributable to expenses related to a terminated financing incurred during the year ended May 31, 2011 offset by higher legal costs during the current year. Salary expenses decreased in the year ended May 31, 2012 compared with the prior year due to headcount reductions in the current year. Deferred share unit costs incurred in the current year relate to the fair value of units allocated to general and administrative expense issued in March 2012. No deferred share units were issued in the year ended May 31, 2011.

At May 31, 2012 we had cash and cash equivalents of $320 thousand compared to $911 thousand at May 31, 2011. Subsequent to year-end we completed a private placement raising gross proceeds of $6.6 million providing additional capital for fiscal year 2013. In connection with the private placement the Company paid a cash finder’s fee equal to 6% of the gross proceeds of the private placement. In addition the Company repaid all outstanding promissory notes and no longer has any liabilities outside of accounts payable and accruals.

Management has forecasted that the Company’s current level of cash and cash equivalents, including the $6.6 million investment described above, will be sufficient to execute its current planned expenditures for the next ten to twelve months without further investment. The Company is currently evaluating several future funding alternatives. Management believes that it will complete one of these arrangements in sufficient time to continue to execute its planned expenditures, however, there can be no assurance that the capital will be available as necessary to meet continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Comprehensive Loss
(amounts in 000's of Canadian dollars, except for per common share data) Years ended May 31, 2012 and 2011
	2012	2011
REVENUE	$ ―	$ ―

EXPENSES
Research and development	2,170	2,518
General and administrative	2,430	2,420
Operating expenses	4,600	4,938
Finance expense	20	71
Finance income	(6)	(14)
Net finance expense (income)	14	57
Net loss and total comprehensive loss for the year	4,614	4,995
Basic and diluted loss per common share	$ 0.23	$ 0.38
Weighted average number of common shares
outstanding used in the calculation of:
Basic and diluted loss per share	20,260	13,157

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

For further information, please contact:

Elizabeth Williams, 416-798-1200 ext. 372; ewilliams@lorusthera.com